

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via Email
David W. Williams
Chairman, President and Chief Executive Officer
Noble Corporation
Dorfstrasse 19A, Baar, Switzerland 6340

>   **Re: Noble Corporation**
>   **Preliminary Proxy Statement**
>   **Filed March 2, 2012**
>   **File No. 0-53604**

Dear Mr. Williams:

We have limited our review of your filing to the issues identified below, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1, page 5

1.   Please revise to explain why, upon the departure of Mr. Leland, you have decided to amend your Articles of Association to reduce the maximum number of members of your Board from nine members to eight members. See Item 19 of Schedule 14A.

Proposal 6, page 53

2.   With a view toward revised disclosure in the proxy statement and on the proxy card, please explain in greater detail the extent to which you are asking shareholders to discharge directors and executive officers from personal liability, including whether the discharge would apply to liability under both Swiss and U.S. law.

3.   In your response to comment 2 of this letter, please be sure to address the impact this proposal, if approved, could have with respect to any dispute or claims against your

directors or executive officers under the federal securities laws of the United States. Discuss the extent to which you believe the discharge would be enforceable in the United States, including whether you believe it would be consistent with the federal securities laws.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Hillary H. Holmes